# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**

**PURSUANT TO SECTION 13 OR 15(d)**
**OF THE SECURITIES EXCHANGE ACT OF 1934**

**Date of Report (Date of earliest event reported): September 4, 2008**

# THE COLONIAL BANCGROUP, INC.
**(Exact name of registrant as specified in its charter)**

| DELAWARE | 1-13508 | 63-0661573 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**100 Colonial Bank Blvd.**
**Montgomery, Alabama 36117**
**(Address of principal executive offices)**

**(334) 676-5000**
**(Registrant's telephone number)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure.**

The Colonial BancGroup, Inc. (BancGroup) is furnishing this Current Report on Form 8-K in connection with management's presentation at the Morgan Keegan Equity conference held September 4 and 5, 2008 in Memphis, Tennessee.

**Item 9.01 Financial Statements and Exhibits.**

The following exhibit is being furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

| Exhibit No. | Exhibit |
|---|---|
| 99.1 | Presentation materials to be used by BancGroup's management. |

*This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:*

- *losses to our loan portfolio are greater than estimated or expected;*
- *an inability to raise additional capital on terms and conditions that are satisfactory;*
- *the impact of current economic conditions on our ability to borrow additional funds to meet our liquidity needs;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied, projected returns on investments, and fair values of assets;*
- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2008 and beyond;*
- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current and future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

*Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By /s/ T. BRENT HICKS

**T. Brent Hicks**
**Chief Accounting Officer**

Date: September 4, 2008

Exhibit 99.1

You'll like it here.

COLONIAL BANCGROUP

# Morgan Keegan Equity Conference
# September 4, 2008

# Forward Looking Statements

Colonial BancGroup

*This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:*

- *losses to our loan portfolio are greater than estimated or expected;*
- *an inability to raise additional capital on terms and conditions that are satisfactory;*
- *the impact of current economic conditions on our ability to borrow additional funds to meet our liquidity needs;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied, projected returns on investments, and fair values of assets;*
- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2008 and beyond;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

*Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.*

# Overview

Colonial BancGroup

- $26 billion in assets with 344 branches in 5 states at 6/30/08
- 28th* largest U.S. commercial bank (non-foreign owned)
- Proven community banking philosophy with regional bank management and local boards of directors
- Top 5* market share in 80% of deposit franchise
- 4,631 employees at 6/30/08

*Source: SNL Financial excluding thrifts

# Superior Projected Population Growth

Colonial BancGroup

**2007 - 2012 Population Growth**

| | | |
|---|---|---|
| **Colonial BancGroup, Inc.** | **12.05** | **%** |
| SunTrust Banks, Inc. | 11.71 | |
| South Financial Group, Inc. | 9.99 | |
| Wachovia Corporation | 9.21 | |
| Synovus Financial Corp. | 9.05 | |
| BB&T Corporation | 8.26 | |
| Bank of America Corporation | 7.49 | |
| Regions Financial Corporation | 7.07 | |
| First Horizon National Corporation | 6.12 | |
| Fifth Third Bancorp | 5.61 | |
| Trustmark Corporation | 5.51 | |
| Whitney Holding Corporation | 5.37 | |
| BancorpSouth, Inc. | 3.96 | |
| **Median** | **7.49** | **%** |
| **Low** | **3.96** | |
| **High** | **12.05** | |
| **Total U.S.** | **6.26** | |

Source: SNL Financial.
Deposit data as of 6/30/07.
Population growth deposit weighted by MSA.

# 2nd Quarter 2008 Summary of Results

Colonial BancGroup

- Significantly increased capital in the second quarter to very strong levels: Tier 1 Capital of 10.12%, Total Risk Based Capital of 14.16% and Leverage Ratio of 7.38%
- Net loss of $0.05 per share in the quarter
- Reduced the risk profile of the Company: assets decreased by $1.3 billion, $670 million in mortgage warehouse assets and $608 million in regional bank loans in the 2Q08
- Strong liquidity position: over $5 billion of excess borrowing capacity
- Average deposit growth was 15% over the 2Q07 and 5% annualized over the 1Q08

# Loan Portfolio

At 6/30/08

($ in millions)

| Business Line | Dollars Outstanding | % of Total Portfolio | Change Since 3/31/08 | Past Dues 6/30/08 | Past Dues 3/31/08 |
|---|---|---|---|---|---|
| Residential Construction | $2,766.1 | 17.9% | ($328.9) | 3.59% | 6.07% |
| Commercial Real Estate & Construction | 7,750.1 | 50.1% | (163.1) | 1.01% | 1.89% |
| 1-4 Family Permanent Real Estate | 2,574.0 | 16.6% | (61.5) | 2.20% | 2.65% |
| Commercial & Industrial | 1,060.6 | 6.9% | (131.6) | 1.41% | 1.36% |
| Mortgage Warehouse Lending | 580.3 | 3.7% | (17.7) | 0% | 0% |
| Consumer & Other | 442.9 | 2.9% | 28.9 | 0.51% | 1.34% |
| Nonaccrual Loans | 294.8 | 1.9% | 48.3 | | |
| **Total** | **$15,468.8** | **100%** | **($625.6)** | **1.66%** | **2.70%** |

# Weighted Average LTV

By Property Type – As of 6/30/08

Colonial BancGroup

| Property Type | Weighted Average LTV |
|---|---|
| **Total Construction** | **71.2%** |
| **Residential Construction** | **73.6%** |
| Builder Lots | 80.0% |
| Condo Construction | 66.5% |
| Consumer Lots | 74.7% |
| Residential Development | 69.8% |
| Residential Land | 71.2% |
| Residential Spec and Presold | 82.1% |
| **Commercial Construction** | **68.6%** |
| Commercial Development | 67.9% |
| Commercial Land | 58.1% |
| Commercial Lots | 68.3% |
| Healthcare | 71.2% |
| Industrial | 80.6% |
| Lodging | 71.4% |
| Multifamily | 81.9% |
| Office | 73.2% |
| Retail | 75.6% |
| Warehouse | 72.3% |
| Other | 60.7% |

| Property Type | Weighted Average LTV |
|---|---|
| **Total Commercial Real Estate** | **63.9%** |
| Church or School | 53.2% |
| Farm | 59.7% |
| Healthcare | 68.9% |
| Industrial | 66.4% |
| Lodging | 59.5% |
| Multifamily | 68.5% |
| Office | 66.3% |
| Retail | 61.0% |
| Warehouse | 65.2% |
| Other | 61.3% |
| **1-4 Family Permanent Real Estate** | **71.4%** |

# Financial Highlights

# 2nd Quarter 2008 Financial Highlights

Colonial BancGroup

- **Strengthened capital and liquidity of the Company**
  - Proactively raised capital in April - $334 million, net
- **Pretax preprovision earnings were $61 million**
- **Net interest income and margin were negatively affected by deposit competition, migration to high cost deposits and an increase in NPAs**
  - Expect the margin to stabilize at approximately 2.90% for 2nd half of 2008
- **Core noninterest income increased 8% annualized over 1Q08**
- **Expenses were up 4% annualized over 1Q08 primarily due to loan related expenses, working days in the quarter**

# Excess Capital Position and Reserves Provide Significant Loss Cushion > $1 Billion

Colonial BancGroup

- Strong capital position
- Approximately $1 billion pretax in capital in excess of Regulatory Well Capitalized Level
- Reserves plus excess capital can absorb 289% of the 6/30/08 NPAs
- Reserves plus excess capital = 43% of residential construction loans

# Regulatory Capital Exceeds Peer Median

## Risk Based Regulatory Capital Position as of 6/30/08

### Tier 1 Capital Ratio

Peer Median = 8.9



11.1
10.5
10.1
10.0
9.6
9.3
9.1
8.9
8.9
8.5
8.2
8.0
7.8
7.5
7.5
7.5
TSFG
FHN
CNB
BBX
TRMK
WTNY
ASBC
SNV
BBT
FITB
WFC
WB
MTB
RF
STI
ZION

### Total Risk Based Capital Ratio

Peer Median = 12.0



15.2
14.2
14.0
12.7
12.5
12.3
12.1
12.1
11.9
11.8
11.8
11.6
11.5
11.2
11.0
10.9
FHN
CNB
BBT
WB
TSFG
SNV
FITB
WTNY
MTB
BBX
RF
ZION
TRMK
WFC
ASBC
STI

Source: SNL Financial

# Active Balance Sheet Management – Reduces Risk

($ in millions)



$3,325
$5,090
$4,420
53%
-13%
12/31/07
3/31/08
6/30/08
Mortgage Warehouse Assets
$15,633
$15,496
$14,888
-1%
-4%
12/31/07
3/31/08
6/30/08
Loans,
Excl. Warehouse
$25,976
$27,353
$26,031
5%
-5%
12/31/07
3/31/08
6/30/08
Total Assets

# Strong Liquidity Position

Colonial BancGroup

**6/30/08 Funding Position**
**Total $23.3 Billion**


Short Term Borrowings 4%
CD's > $100k 16%
Long Term Borrowings 17%
Brokered Deposits 6%
Core Deposits 57%

- **Loan to Deposit Ratio of 84%**
- **Retail franchise provides the most important source of funding**
  - Deposits comprise 79% of total funding and fund 70% of total assets
- **Available sources of funding are more than $5 billion in excess of current useage**

  Sources include: Fed funds, FHLB availability, brokered deposits and available collateral
- **No corporate debt maturities in 2008 – no rollover risk to institutional market**

# Superior Liquidity Position Driven by Valuable Franchise

Colonial BancGroup

## 6/30/08 Loan to Deposit Ratio[1]



Peer Median = 1.09
0.84
0.96
0.96
1.05
1.05
1.06
1.07
1.09
1.09
1.10
1.11
1.15
1.17
1.18
1.21
1.47
CNB
TRMK
WTNY
STI
SNV
TSFG
BBT
RF
WB
FITB
ZION
BBX
MTB
WFC
ASBC
FHN

1 Period end balances

# Retail Banking

# Noninterest Income

Colonial BancGroup

## Goal: Generate 25% of total revenue in fee based services; currently 23%

**Lines of Business** - Increasing noninterest income with focused sales teams

**Mortgage Banking**

| | |
|---|---|
| Objective: | Originate residential first mortgages for retail customers; prospect builders, realtors and other referral sources |
| Sales Force: | Over 160 loan officers; 20 offices |
| Achievements: | Completed integration of new origination team added in 4Q 2007 |
| **Revenue Growth:** | **115% over prior year to date** |

**Financial Planning**

| | |
|---|---|
| Objective: | Provide investment alternatives, life insurance and retirement planning services to clients and prospects |
| Sales Force: | 55 financial consultants; 350+ licensed bankers |
| Achievements: | Greater fixed rate product sales including fixed annuities and individual bonds |
| **Revenue Growth:** | **22% over prior year to date** |

# Noninterest Income

**Lines of Business *cont.***

**<u>Association Services</u>**

| | |
|---|---|
| Objective: | Offer array of products and services designed to meet the needs of property management companies and self-managed condo and homeowner associations |
| Sales Force: | Over 70 sales and support representatives |
| Achievements: | Over 20 years of experience in the association industry; service more than 900,000 units through automated lockbox; continue to add new online functionality to meet needs of growing customer base |
| **Revenue Growth:** | **29% over prior year to date** |

**<u>Treasury Management</u>**

| | |
|---|---|
| Objective: | Provide commercial customers with integrated solutions that improve information flow and decisioning capabilities, enhance financial performance and maximize cash flow for commercial customers |
| Sales Force: | Over 25 Treasury Management sales and support officers |
| Achievements: | Introduced remote deposit capture product; provided internet banking security feature; expanded executive leadership team |
| **Revenue Growth:** | **25% over prior year to date** |

# 2008 Outlook

Colonial BancGroup

- We expect the remainder of 2008 to be a challenging operating environment for all banks including Colonial
- Strong capital position which gives us financial flexibility to weather the tough times ahead
- Liquidity is strong
- We have isolated the problem credits to the residential related construction sector of the loan portfolio
- Risk management activities: increasing capital, reducing loan balances, maintaining strong loan loss reserves

Colonial BancGroup

# Supplemental Information

CNB LISTED NYSE

You'll like it here.™

# Excess Capital Position and Reserves Provide Significant Loss Cushion

($ in millions)

| | Actual 6/30/08 | Capital in Excess of Well Capitalized Minimums: After tax | Capital in Excess of Well Capitalized Minimums: Pretax | Well Capitalized Ratios |
|---|---|---|---|---|
| Tier 1 Capital | 10.12% | $785 | $1,181 | 6.00% |
| Total Risk Based Capital | 14.16% | 793 | 1,192 | 10.00% |
| Tier 1 Leverage | 7.38% | 621 | 934 | 5.00% |
| | | | | |
| Tangible Common Equity Ratio | 5.43% | | | N/A |
| Tangible Capital Ratio | 6.60% | | | N/A |

| Loan Categories | Balances 6/30/08 | Loss Absorption %s (Excess Capital + Reserve) |
|---|---|---|
| NPAs | $408 | 289% |
| NPAs + Past Due Loans | $654 | 181% |
| | | |
| Residential Construction Loans | $2,766 | 43% |
| Commercial RE & Construction Loans | 7,750 | 15% |
| Residential Construction + Commercial RE & Construction Loans | $10,516 | 11% |

# Average Deposits

($ in millions)

Colonial BancGroup

**5 Year CAGR = 14%**

**2002 - 2007**



96%
$8,433
$8,734
4%
$9,419
8%
$10,862
15%
$13,988
29%
$15,788
13%
$16,566
5%
1%[1]
$16,464
$18,758
$18,973
15%
7%[1]
2001
2002
2003
2004
2005
2006
2007
2Q07
1Q08
2Q08

**NOTE: Growth percent is 2Q07 to 2Q08**

[1]Excluding acquisitions

# Selected Average Balances

($ in millions)

Colonial BancGroup

| | 2Q08 | 1Q08 | 2Q07 | % Change 1Q08 | % Change 2Q07 |
|---|---|---|---|---|---|
| **Earning Assets** | **$ 24,576** | **$ 25,067** | **$ 20,969** | **-2%** | **17%** |
| Loans, Net of Unearned Income | 15,798 | 15,994 | 15,113 | -1% | 5% |
| Loans Held for Sale | 2,953 | 3,161 | 1,882 | -7% | 57% |
| Securities | 3,663 | 3,677 | 2,596 | - | 41% |
| Resell Agreements and Other Interest Earning Assets | 2,162 | 2,235 | 1,378 | -3% | 57% |
| **Total Assets** | **27,016** | **27,650** | **23,097** | **-2%** | **17%** |
| **Total Deposits** | **18,973** | **18,758** | **16,464** | **1%** | **15%** |
| Noninterest Bearing Deposits | 3,067 | 3,067 | 2,936 | - | 4% |
| Interest Bearing Transaction Accounts | 6,309 | 6,610 | 6,375 | -5% | -1% |
| Time Deposits | 9,597 | 9,081 | 7,153 | 6% | 34% |
| Repurchase Agreements | 522 | 544 | 511 | -4% | 2% |
| S/T Borrowings and Fed Funds | 476 | 1,380 | 636 | -66% | -25% |
| L/T Debt | 4,076 | 4,084 | 3,034 | - | 34% |
| **Shareholders' Equity** | **2,411** | **2,281** | **2,166** | **6%** | **11%** |

# Noninterest Income

($ in millions)

| | 2Q08 | 1Q08 | 2Q07 | % Change 1Q08 | % Change 2Q07 |
|---|---|---|---|---|---|
| Service Charges on Deposit Accounts | $ 19.3 | $ 19.2 | $ 18.7 | 1% | 3% |
| Electronic Banking | 5.3 | 5.0 | 4.6 | 6% | 15% |
| Other Retail Banking Fees | 2.5 | 2.6 | 3.3 | -4% | -24% |
| **Retail Banking Fees** | 27.1 | 26.8 | 26.6 | 1% | 2% |
| Mortgage Banking Origination and Sales | 8.0 | 6.8 | 3.7 | 18% | 116% |
| Financial Planning Services | 5.0 | 4.8 | 4.3 | 4% | 16% |
| Mortgage Warehouse Fees | 1.2 | 1.0 | 6.3 | 20% | -81% |
| Bank-Owned Life Insurance | 5.2 | 5.1 | 5.0 | 2% | 4% |
| Other Income | 6.2 | 7.1 | 6.9 | -13% | -10% |
| **Core Noninterest Income** | 52.7 | 51.6 | 52.8 | 2% | - |
| Securities and Derivatives Gains, Net | 3.0 | 6.1 | 1.1 | -50% | 173% |
| Gain on Sale of Merchant Services | - | - | 4.9 | - | -100% |
| **Total Noninterest Income** | $ 55.7 | $ 57.7 | $ 58.8 | -4% | -5% |
| Annualized Noninterest Income to Average Assets[1] | 0.78% | 0.75% | 0.92% | | |
| Noninterest Income to Total Revenue[1] | 23.2% | 22.1% | 21.7% | | |

[1]Core noninterest income was used in the calculation

# Noninterest Expense

($ in millions)

| | 2Q08 | 1Q08 | 2Q07 | % Change 1Q08 | % Change 2Q07 |
|---|---|---|---|---|---|
| Salaries and Employee Benefits | $ 74.8 | $ 73.7 | $ 70.3 | 1% | 6% |
| Occupancy Expense of Bank Premises, Net | 24.1 | 23.1 | 18.7 | 4% | 29% |
| Furniture and Equipment Expense | 15.1 | 14.7 | 13.4 | 3% | 13% |
| Professional Services | 7.8 | 5.6 | 4.6 | 39% | 70% |
| FDIC Insurance and Other Regulatory Fees | 4.4 | 4.6 | 1.2 | -4% | 267% |
| Amortization of Intangible Assets | 4.1 | 4.2 | 3.2 | -2% | 28% |
| Electronic Banking and Other Retail Banking Expenses | 4.1 | 4.2 | 5.5 | -2% | -25% |
| Loan and Other Real Estate Related Costs | 4.5 | 2.7 | 0.9 | 67% | 400% |
| Communications | 2.9 | 2.8 | 2.9 | 4% | - |
| Advertising | 2.4 | 2.6 | 3.7 | -8% | -35% |
| Postage and Courier | 2.3 | 2.6 | 2.7 | -12% | -15% |
| Loss on Equity Investments | 1.7 | 2.7 | 0.7 | -37% | 143% |
| Travel | 1.5 | 1.4 | 2.0 | 7% | -25% |
| Other Expense | 9.8 | 13.0 | 7.6 | -25% | 29% |
| **Core Noninterest Expense** | 159.5 | 157.9 | 137.4 | 1% | 16% |
| Severance Expense | 0.6 | 0.2 | 0.5 | 133% | 20% |
| Merger Related Expenses | - | - | 1.1 | - | -100% |
| Net Losses Related to the Early Extinguishment of Debt | 4.1 | 5.9 | 2.5 | -31% | 64% |
| **Total Noninterest Expense** | $ 164.2 | $ 164.0 | $ 141.5 | - | 16% |
| Efficiency Ratio [1] | 69.59% | 67.02% | 56.20% | | |
| Annualized Noninterest Expense to Average Assets [1] | 2.36% | 2.28% | 2.38% | | |

[1]Core noninterest income and core noninterest expense are used in the calculation

# Net Interest Income and Margin

($ in millions)

Colonial BancGroup

| | Tax Equivalent NII | NIM |
|---|---|---|
| **1Q08** | **$183.8** | **2.94%** |
| Deposit Pricing and Mix Change | (5.0) | -0.07% |
| Impact of Increase in Nonperforming Assets | (1.8) | -0.04% |
| New Sub Debt Issuance - 1Q08 | (1.9) | -0.03% |
| Asset Sensitivity | 1.5 | 0.03% |
| Common Stock Issuance - 2Q08 | 1.3 | 0.02% |
| Prepaid FHLB Advances | 1.1 | 0.02% |
| Decrease in Earning Assets | (2.5) | 0.01% |
| **2Q08** | **$176.5** | **2.88%** |

# Residential Construction

By Location and Property Type at 6/30/08 – Excluding Nonaccruals

17.9% of total loan portfolio - $2.766 billion

($ in millions)



National Builders $29
Condo Construction $274
Res. Land $397
Res. Development $1,130
Res. Spec $470
Res. Presold $187
Builder Lots $161
Consumer Lots $118

| | Total Outstanding | Res. Development | Builder Lots | Consumer Lots | Res. Presold | Res. Spec | Res. Land | Condo Construction | National Builders |
|---|---|---|---|---|---|---|---|---|---|
| Florida | $ 1,368 | $ 529 | $ 62 | $ 82 | $ 77 | $ 204 | $ 199 | $ 215 | $ - |
| Texas | 495 | 262 | 38 | 5 | 14 | 57 | 73 | 17 | 29 |
| Georgia | 354 | 171 | 23 | 1 | 37 | 76 | 26 | 20 | - |
| Alabama | 318 | 95 | 36 | 27 | 35 | 99 | 19 | 7 | - |
| Nevada | 154 | 60 | 1 | 2 | 22 | 29 | 40 | - | - |
| Other | 77 | 13 | 1 | 1 | 2 | 5 | 40 | 15 | - |
| **Total** | **$ 2,766** | **$ 1,130** | **$ 161** | **$ 118** | **$ 187** | **$ 470** | **$ 397** | **$ 274** | **$ 29** |

# Commercial Real Estate and Construction

(Excluding Residential, Condominium Construction and Nonaccruals)
By Location and Property Type at 6/30/08
50.1% of total loan portfolio - $7.750 billion
($ in millions)

## Property Type



Commercial Lots
$168.6
2.2%
Commercial Development
$395.8
5.1%
Commercial Land
$941.4
12.2%
Healthcare
$520.0
6.7%
Industrial
$170.8
2.2%
Lodging
$398.6
5.1%
Multifamily
$641.3
8.3%
Office
$1,328.6
17.1%
Other
$860.2
11.1%
Retail
$1,488.0
19.2%
Warehouse
$836.8
10.8%

## Location



Other
$702.3
9.1%
Alabama
$821.8
10.6%
Nevada
$507.3
6.6%
Texas
$816.9
10.5%
Georgia
$537.5
6.9%
Florida
$4,364.3
56.3%

# Other Loan Types

Excluding Nonaccruals

At 6/30/08 – 30.1% of total portfolio - $4.658 billion

($ in millions)



Consumer & Other $442.9 9.5%
Mortgage Warehouse Lending $580.3 12.4%
1-4 Family Permanent Real Estate $2,574.0 55.3%
Commercial & Industrial $1,060.6 22.8%

# Nonperforming Assets by Property Type and Location

At 6/30/08 – Total $408.4 million

($ in millions)

## Property Type


1-4 Family Permanent Real Estate $38.6 9.4%
Other Loan Types $3.5 0.9%
Commercial Real Estate & Construction $110.1 27.0%
Residential Construction $256.2 62.7%

## Location


Alabama $57.9 14.2%
Texas $7.1 1.7%
Other $18.0 4.4%
Georgia $48.6 11.9%
Florida $234.0 57.3%
Nevada $42.8 10.5%

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# Residential Construction NPAs

At 6/30/08 – Total $256.2 million (or 62.7% of total nonperforming assets)
($ in millions)

Colonial BancGroup

## Property Type



Builder Lots $21.0 5.1%
Consumer Lots $11.3 2.8%
Condo Construction $52.1 12.8%
Residential Land $31.0 7.6%
Residential Development $86.8 21.2%
Residential Spec and Presold $54.0 13.2%

## Location



Nevada $42.5 10.4%
Alabama $21.6 5.3%
Other $15.4 3.7%
Texas $6.9 1.7%
Georgia $47.1 11.6%
Florida $122.7 30.0%

(note: percentages in above charts represent proportion to total NPAs)

# Commercial Real Estate and Construction

Colonial BancGroup

## NPAs

(Excluding Residential and Condominium Construction)

At 6/30/08 – Total $110.1 million (or 27.0% of total nonperforming assets)

($ in millions)

### Property Type



Commercial Lots $5.4 1.3%
Lodging $0.7 0.2%
Retail $0.9 0.2%
Warehouse $2.1 0.5%
Healthcare $0.5 0.1%
Other $3.1 0.8%
Office $5.5 1.4%
Commercial Development $29.4 7.2%
Multifamily $2.8 0.7%
Industrial $1.4 0.3%
Commercial Land $58.3 14.3%

### Location



Other $1.9 0.5%
Georgia $0.5 0.1%
Alabama $31.8 7.8%
Florida $75.9 18.6%

(note: percentages in above charts represent proportion to total NPAs)

# Top Nonperforming Assets

Colonial BancGroup

Broken Down By Asset Size

($ in millions)

| Asset Size | Number | Dollars | % of NPAs |
|---|---|---|---|
| NPLs > $10 Million | 5 | $72.8 | 17.8% |
| NPLs $5 - $10 Million | 7 | 47.8 | 11.7% |
| NPLs $2 - $5 Million | 17 | 54.5 | 13.4% |
| ORE > $1.5 Million | 11 | 90.8 | 22.2% |
| Total | 40 | $265.9 | 65.1% |

# Net Charge-offs by Property Type and Location

Six Months Ended June 30, 2008 – Total $106.4 million
($ in millions)

## Property Type


C & I
$3.9
3.7%
Consumer &
Other
$2.4
2.2%
1-4 Family
Permanent
Real Estate
$5.8
5.5%
Commercial
Real Estate &
Construction
$24.4
22.9%
Residential
Construction
$69.9
65.7%

## Location


Other
$4.1
3.9%
Nevada
$6.7
6.3%
Alabama
$5.4
5.0%
Texas
$0.8
0.8%
Georgia
$8.7
8.2%
Florida
$80.7
75.8%

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# Residential Construction Net Charge-Offs (YTD)

Colonial BancGroup

At 6/30/08 – Total $69.9 million (or 65.7% of total net charge-offs)

($ in millions)



Property Type
Builder Lot Inventory $3.7 3.5%
Consumer Lots $1.2 1.1%
Condo $20.1 18.9%
Residential Development $25.3 23.8%
Residential Land $5.0 4.7%
Residential Spec and Presold $14.6 13.7%



Location
Nevada $6.2 5.8%
Alabama $1.9 1.8%
Other $3.1 2.9%
Texas $0.6 0.6%
Georgia $7.9 7.4%
Florida $50.2 47.2%

**(note: percentages in above charts represent proportion to total net charge-offs)**

# Commercial Real Estate and Construction

# Net Charge-Offs (YTD)

(Excluding Residential and Condominium Construction)

At 6/30/08– Total $24.4 million (or 22.9% of total net charge-offs)

($ in millions)

## Property Type



Warehouse $2.9 2.7%
Office $1.6 1.5%
Industrial $0.2 0.2%
Other $2.3 2.2%
Multifamily $3.6 3.3%
Retail $2.2 2.1%
Commercial Lots $0.1 0.1%
Commercial Land $11.5 10.8%

## Location



Nevada $0.3 0.3%
Other $1.0 0.9%
Georgia $0.6 0.6%
Alabama $2.8 2.6%
Florida $19.7 18.5%

**(note: percentages in above charts represent proportion to total net charge-offs)**

# Diversified CRE/Construction Loan Portfolio

As of 6/30/08

**Commercial Real Estate Exposures by Geographic Location**
**Expressed as a Percentage of Commercial Real Estate Portfolio Commitments as of 6-30-08**
**Includes Commercial Real Estate and Construction Loan Exposures**
**(Principal Balances and Amounts Available To Be Drawn)**

| Property Type | Total Exposure | Central FL | West Coast FL | South FL | Panhandle FL | Northern FL | Alabama | Georgia | Texas | Nevada | Other |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Retail** | **14.04%** | **1.54%** | **2.11%** | **2.93%** | **0.17%** | **0.29%** | **1.52%** | **0.76%** | **2.22%** | **0.80%** | **1.70%** |
| Retail - other than gas stations | 12.53% | 1.37% | 1.70% | 2.61% | 0.17% | 0.06% | 1.26% | 0.66% | 2.21% | 0.80% | 1.69% |
| Gas Station/Convenience Store | 1.51% | 0.17% | 0.40% | 0.32% | 0.00% | 0.23% | 0.26% | 0.10% | 0.01% | 0.01% | 0.02% |
| **Residential Development** | **13.49%** | **2.94%** | **1.70%** | **0.31%** | **0.69%** | **0.26%** | **1.18%** | **1.93%** | **3.71%** | **0.60%** | **0.17%** |
| **Builder Lot Inventory** | **1.66%** | **0.12%** | **0.18%** | **0.09%** | **0.23%** | **0.01%** | **0.37%** | **0.22%** | **0.42%** | **0.01%** | **0.01%** |
| **Commercial Development** | **4.84%** | **1.11%** | **0.49%** | **0.60%** | **0.00%** | **0.02%** | **0.08%** | **0.02%** | **0.64%** | **1.48%** | **0.40%** |
| **Commercial Lot Inventory** | **1.62%** | **0.09%** | **0.31%** | **0.36%** | **0.01%** | **0.00%** | **0.05%** | **0.47%** | **0.18%** | **0.01%** | **0.14%** |
| **Residential Homes (under construction)** | **8.25%** | **1.67%** | **1.21%** | **0.71%** | **0.09%** | **0.05%** | **1.32%** | **1.59%** | **0.67%** | **0.81%** | **0.13%** |
| **Multi-family** | **7.14%** | **0.40%** | **1.90%** | **1.25%** | **0.08%** | **0.10%** | **0.87%** | **0.35%** | **1.25%** | **0.27%** | **0.67%** |
| **Land Only** | **13.98%** | **3.16%** | **2.08%** | **1.01%** | **1.34%** | **0.08%** | **1.15%** | **0.59%** | **1.82%** | **1.36%** | **1.39%** |
| Commercial Land | 9.72% | 1.95% | 1.72% | 0.78% | 0.90% | 0.07% | 0.95% | 0.34% | 1.03% | 0.98% | 1.00% |
| Residential Land | 4.27% | 1.21% | 0.36% | 0.23% | 0.44% | 0.01% | 0.21% | 0.25% | 0.78% | 0.38% | 0.39% |
| **Office** | **9.11%** | **1.43%** | **1.90%** | **2.53%** | **0.11%** | **0.14%** | **0.51%** | **0.48%** | **1.09%** | **0.25%** | **0.66%** |
| Office - non-medical | 8.10% | 1.04% | 1.74% | 2.48% | 0.11% | 0.14% | 0.45% | 0.41% | 0.90% | 0.22% | 0.61% |
| Office - Medical | 1.01% | 0.39% | 0.16% | 0.05% | 0.00% | 0.00% | 0.06% | 0.07% | 0.20% | 0.03% | 0.05% |
| **Condominium Bldgs - Construction** | **3.58%** | **1.40%** | **1.15%** | **0.29%** | **0.05%** | **0.00%** | **0.09%** | **0.28%** | **0.18%** | **0.00%** | **0.15%** |
| **Warehouse** | **5.83%** | **0.96%** | **1.23%** | **1.63%** | **0.00%** | **0.00%** | **0.45%** | **0.33%** | **0.15%** | **0.81%** | **0.26%** |
| Warehouse with Office | 3.25% | 0.56% | 0.93% | 0.87% | 0.00% | 0.00% | 0.20% | 0.23% | 0.06% | 0.39% | 0.00% |
| Warehouse | 1.32% | 0.24% | 0.16% | 0.64% | 0.00% | 0.00% | 0.02% | 0.07% | 0.05% | 0.00% | 0.15% |
| Mini-Warehouse | 1.26% | 0.16% | 0.15% | 0.12% | 0.00% | 0.00% | 0.23% | 0.04% | 0.04% | 0.41% | 0.11% |
| **Healthcare - Living Facility** | **1.44%** | **0.00%** | **0.07%** | **0.02%** | **0.07%** | **0.00%** | **0.18%** | **0.32%** | **0.24%** | **0.00%** | **0.53%** |
| Skilled Nursing Facility | 0.32% | 0.00% | 0.00% | 0.00% | 0.07% | 0.00% | 0.18% | 0.00% | 0.00% | 0.00% | 0.07% |
| Assisted Living Facility | 0.80% | 0.00% | 0.07% | 0.02% | 0.00% | 0.00% | 0.00% | 0.00% | 0.24% | 0.00% | 0.46% |
| Congregate Care Facility | 0.32% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.32% | 0.00% | 0.00% | 0.00% |
| **Healthcare** | **1.83%** | **0.02%** | **0.09%** | **0.01%** | **0.00%** | **0.00%** | **0.01%** | **0.00%** | **1.60%** | **0.01%** | **0.08%** |
| **Lodging** | **5.61%** | **1.08%** | **0.90%** | **0.37%** | **0.00%** | **0.07%** | **0.57%** | **1.14%** | **0.68%** | **0.12%** | **0.70%** |
| **Recreation** | **0.17%** | **0.04%** | **0.07%** | **0.01%** | **0.00%** | **0.01%** | **0.04%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** |
| **Industrial** | **0.91%** | **0.08%** | **0.19%** | **0.04%** | **0.00%** | **0.00%** | **0.04%** | **0.03%** | **0.44%** | **0.05%** | **0.03%** |
| **Farm** | **0.96%** | **0.28%** | **0.12%** | **0.31%** | **0.00%** | **0.02%** | **0.10%** | **0.00%** | **0.06%** | **0.00%** | **0.07%** |
| **All Other Types** | **3.35%** | **0.80%** | **0.74%** | **0.62%** | **0.07%** | **0.19%** | **0.20%** | **0.11%** | **0.20%** | **0.01%** | **0.42%** |
| **Nonaccrual** | **2.18%** | **0.28%** | **0.28%** | **0.28%** | **0.28%** | **0.28%** | **0.28%** | **0.28%** | **0.28%** | **0.28%** | **0.28%** |
| **Total** | **100.00%** | **17.42%** | **16.72%** | **13.37%** | **3.20%** | **1.51%** | **9.02%** | **8.91%** | **15.85%** | **6.87%** | **7.81%** |

Notes:
1) Includes outstanding exposures (balances plus commitments).
2) Does not include owner occuppied properties (except for owner occupied Healthcare - Living Facilities and Gas Stations).